

July 24, 2013

Via E-mail
Robert Ryder
Chief Financial Officer
Constellation Brands Inc.
207 High Point Drive, Building 100
Victor, New York

      Re: Constellation Brands Inc.
              Form 10-K for Fiscal Year Ended February 28, 2012
              Filed April 29, 2013
              File No. 001-08495

Dear Mr. Ryder:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Certain Relationships and Related Transactions, page 128

1.   It appears from your disclosure under Certain Relationships and Related Transactions on page 44 of your definitive proxy statement filed June 14, 2013 that you entered into an agreement with Achieve Brand Integrity LLC in fiscal 2013 for $150,000 in consulting services and software rights to develop a global employee recognition program. Please file this agreement as an exhibit to your annual report on Form 10-K for the fiscal year ended February 28, 2013 or advise us why you believe that the agreement is not required to be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Thomas J. Mullin, Esq.